

February 22, 2011

By U.S. Mail and Facsimile (702) 382-1759

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

Re: OICco Acquisition I, Inc.
Amended Registration Statement on Form S-1
Filed February 7, 2011
File No. 333-152512

Dear Mr. Gewerter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please revise the second paragraph of the cover page to disclose, if true, and as stated elsewhere in the prospectus, that 10% of the proceeds of the offering will be released to the registrant upon closing of the offering. Your current cover page disclosure states that proceeds will be released when the minimum proceeds are raised. Revise the prospectus and escrow agreement for consistency.

Rights and Protections Under Rule 419, page 4

2.   Revise the first sentence of this section to clarify, if true, that the proceeds of the offering will be placed into escrow promptly, rather than three days after receipt. Please also revise the escrow agreement for consistency.

The Offering, page 5

3.   Please remove the statement in the final sentence of the second paragraph that Mr. Sisk may offer his shares for an indefinite period of time.

Disadvantages of a Blank Check Offering, page 12

4.   Please explain clearly what you mean when you state that "both of these processes may be more complicated and complex due to the acquisition with a blank check."

Plan of Distribution, page 16

5.   Please tell us when you intend to file the pre-effective amendment disclosed in the last sentence of the third paragraph on page 17.

6.   Revise the fourth paragraph on page 17 to disclose whether the acquisition must be a specific percentage of the amount raised in the offering and the specific percentage of investors that must reconfirm the offering. In addition, please revise the penultimate paragraph on page 17 to clarify that subscription funds may be released upon consummation of an acquisition meeting the Rule 419 requirements or, in the event no such acquisition is completed, 18 months after the date of effectiveness.

7.   Revise to disclose in this section when and how your escrow agent will determine whether the minimum offering amount has been sold.

General Business Plan, page 22

8.   Refer to the final sentence of the penultimate paragraph on page 23. Note that audited financial statements may not be acquired within a reasonable time after closing of the proposed transaction. Revise accordingly. Make similar revisions to the final sentence of the third-to-last paragraph on page 23.

Directors, Executive Officers, Promoters and Control Persons, page 26

9.   Confirm, if true, that there is no relationship between OICco Acquisition I and OICco Acquisition II, III and IV.

Financial Statements, page F-1

10.   Please update the financial statements when required by Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

Escrow Agreement

11.   We note that the prospectus is inconsistent with several of the terms of the escrow
        agreement. For instance, you disclose in the prospectus that:

        - The offering period may not be extended, which is contrary to the terms of the escrow
          agreement;
        - The escrow agreement will terminate upon receipt of the maximum offering amount,
          which is contrary to the terms of the escrow agreement (and Rule 419); and
        - The escrow agent, United Western Bank, will delegate its responsibilities to United
          Western Trust; however, United Western Trust does not appear to be a signatory to the
          escrow agreement.

        Please revise accordingly.

12.   It is unclear how the deposit of the selling shareholder's shares in the escrow account, and
        subsequent sale of those shares, is consistent with Rule 419 given that deposited shares may
        not be released from escrow until a suitable transaction has been consummated and
        reconfirmed. Please advise. In your response, please clarify why the escrow agreement
        suggests that shares will be deposited in the escrow account "promptly upon issuance" even
        though Mr. Sisk's shares are already outstanding and why the escrow agreement does not
        provide instructions governing the actions of the escrow agent with respect to transfer
        requests by the selling shareholder.

Exhibit 5

13.   Revise the subject line of the opinion to clarify that the company is a Delaware corporation,
        not a Nevada corporation.

14.   The assumption contained in the second sentence of the third paragraph of the opinion is
        overbroad and should be removed. Similarly, please remove that portion of the final
        sentence of the same paragraph which refers to materials that you have relied upon without
        verification.

15.   Revise the third-to-last paragraph of the opinion to clarify that the shares to be sold are duly
        authorized. In addition, please revise to clarify that the shares, when sold by the company,
        will be legally issued, fully paid and non-assessable. The current language of the opinion
        refers to effectiveness of the registration statement and includes a typographical error which
        confuses the meaning of the opinion. Please also correct a similar typographical error in the
        opinion relating to the sale of shares by the selling shareholder.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides

any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director